Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation or Formation
Midland Credit Management, Inc.	Kansas
MRC Receivables Corporation	Delaware
Midland Funding NCC-2 Corporation	Delaware
Midland Portfolio Services, Inc.	Delaware
Midland Funding LLC	Delaware
Ascension Capital Group, Inc.	Delaware
Midland India LLC	Minnesota
Midland Calibrated India Private Limited	Delhi, India